Q2 FY22 Earnings PRESENTATION 2 June 2022 Exhibit 99.1

Disclaimer SIGNA SPORTS UNITED This presentation (“Presentation”) is provided by SIGNA Sports United N.V. (“SSU”, and together with its consolidated subsidiaries, the “Group”) for informational purposes only. The information contained herein does not purport to be all-inclusive and neither the Company nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. This Presentation, and other statements that the Group may make, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements regarding: the Group’s intent, belief or current expectations; future events; the estimated or anticipated future results and revenues of the Group; future opportunities for the Group; future planned products and services; business strategy and plans; objectives of management for future operations of the Group; market size and growth opportunities; competitive position, technological and market trends; and other statements that are not historical facts. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based on the current expectations, beliefs and assumptions of the Group’s management and on information currently available to management and are not predictions of actual performance or further results. Forward-looking statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the following, as well as the risk factors identified in the Group’s Securities and Exchange Commission filings: our future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; our future acquisitions, business strategy and expected capital spending; our assumptions regarding interest rates and inflation; business disruptions arising from the coronavirus outbreak; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our ability to effect future acquisitions and to meet target returns; changes in general economic conditions in the Federal Republic of Germany, including changes in the unemployment rate, the level of consumer prices, wage levels, etc.; the further development of online sports markets, in particular the levels of acceptance of internet retailing; our behavior on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods; our ability to offer our customers an inspirational and attractive online purchasing experience; demographic changes, in particular with respect to the Federal Republic of Germany; changes affecting interest rate levels; changes in our competitive environment and in our competition level; changes affecting currency exchange rates; the occurrence of accidents, terrorist attacks, natural disasters, fire, environmental damage, or systemic delivery failures; our inability to attract and retain qualified personnel; political changes; and changes in laws and regulations. Forward-looking statements speak only as of the date they are made, and the Group assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. This Presentation is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

KEY PRO FORMA HIGHLIGHTS

SSU IS A SPECIALIST ONLINE SPORTS RETAIL & TECH COMPANY FOCUSED ON BIKE, TENNIS, OUTDOOR, AND TEAM SPORTS

NET REVENUE

€1.29B

PF LTM Revenue

STRONG UNIT ECONOMICS

38%

PF LTM Gross Margin[(1)]

PROFITABILITY

€5M

PF LTM Adjusted EBITDA[(2)] 0.4% of LTM Net Revenue

SCALED CUSTOMER BASE

7.4M+

PF LTM Active Customers

GROWING ORDERS

11M

PF LTM Net Orders

STRONG UNIT ECONOMICS

€101

PF LTM AOV

Source: Company information.
Note: SSU financial year end as of 30 Sep 21 and LTM refers to twelve-month period ending 31 Mar 22. Metrics pro forma for WCRC, Midwest Sports and Tennis Express. WCRC closed concurrently with de-SPAC transaction on 14 Dec 21. Tennis Express acquisition closed on 31 Dec 21. (1) Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. (2) Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortisation adjusted for material one-time items, share based compensation, consulting fees, restructuring costs, transaction related charges and other expenses.

SIGNA SPORTS UNITED 3

BUSINESS uPDATE 01.  Business update 02. Financial performance 03. Outlook 04. APPENDIX

BUSINESS HIGHLIGHTS Q2 FY22: focus on execution SIGNA SPORTS UNITED MARKET UPDATE Continued severe inbound shortage in full-bike inventory, especially e-bikes, amidst COVID-19 supply disruptions, continued to negatively impact growth potential Macro and geopolitical factors impacting global consumer demand, with fitness trend keeping some momentum Mid and long-term outlook remains strong as opportunity for significant market growth unchanged upon the normalisation of broader supply and demand-driven macro-factors BUSINESS UPDATE Strategy execution Driving alternate categories to offset supply chain disruptions and focus on market share in a challenging environment Q2 FY22 represents first fiscal quarter of full contribution of recently acquired businesses (WiggleCRC, Tennis Express) Scale of pro forma business driving significant growth in customer base with active customer growth to 7.4M Net conversion continues to improve (+49bps YoY); net AOV down (-4.5% YoY) due to high-priced item shortage Net revenue bolstered by M&A resulting in +48% YoY net revenue growth in Q2 FY22 Consumer sentiment and full-bike, especially e-bike, inventory shortages requiring heightened promotional activity, weighing on gross margin Adj. EBITDA margin pressure due to continued investment and inflationary pressures +36% organic growth vs pre-Covid (vs Q2 FY19), supported by wellness, mobility and digitalisation megatrends Continue to invest in strategic projects Launch of expanded Owned brand spring apparel and hard good ranges New logistics hub with 3PL partner go-live (largest bike PAC hub in EU) U.S. Tennis and WiggleCRC integration planning and synergy scoping finalised, execution started Build-up of Retail Media Sales client and revenue base started, launch of Marketplace MVP on track for Q4 FY22 Prudent focus on costs and investment benefits to accrue from FY23

KEY STRATEGIC INITIATIVES:
H1 FY22 OPERATIONAL ACHIEVEMENTS

DRIVING SHARE

Strengthening footprint

- Connected retail network expansion (+126)
- Tennis-Point Paris and Verona flagship stores

U.S. Expansion

- Leadership team established
- Bike Owned brands, DTC planned H1 FY23
- Tennis-Point activations and partnerships

Owned brands

- New dhb, Nukeproof and Vitus models
- Launch of Ocean Fabrics

Operational excellence

- Go-live of 3P logistics facility serving DACH and Southern Europe
- Testing AI-based bike-fitting engine

INORGANIC GROWTH

U.S. Tennis

- Aligning supplier terms globally
- Combined logistics and pooled inventory planned FY23

WCRC synergies

- Cross-selling of Owned brands
- Alignment of supplier terms underway
- Market prioritisation and integration on track
- Development of global bike strategy

M&A opportunities

- Buzzbike investment, exposure to evolving ownership models
- Strong identified pipeline of e-tailers and brands

LEVERAGING INTO 3P

Retail Media Sales

- Onboarded experienced team
- First sponsored ad campaigns for brand partners delivered
- Strong reception from brands

Marketplace

- Experienced team established
- MVP planned Q4 FY22
- Bike DACH go-live planned H1 FY23

SIGNA SPORTS UNITED 6

SSU commitment to sustainability SIGNA SPORTS UNITED Climate neutral company for 3rd consecutive year First SIGNA Sports United ESG Report released on June 2, 20221 Dedicated ESG team Turning our vision into action Note: (1) SIGNA Sports United ESG report available on https://signa-sportsunited.com/ Investing into sustainable growth: Next steps Understand and contain carbon footprint: set ambitious targets aligned with strategy Increase sustainable products and materials and enable conscious buying behaviour Encourage recycling Increase diversity across the organisation Foster an environment in which our employees develop best and make sure every employee feels valued Promoting fair play for our people and the planet, by encouraging a sustainable and active lifestyle

01.  Business Update 02. Financial Performance 03. Outlook 04. APPENDIX Financial Performance

Q2 FY22 OPERATING PERFORMANCE

Pro Forma For Closed Acquisitions

ACTIVE CUSTOMERS

(M)



+14.6%
Q2 FY20
YoY Growth
+37.5%
Q2 FY21
YoY Growth
+62.1%
Q2 FY22
YoY Growth
+35.0%
Q2 FY22
PF 3-year
vs Q2 FY19
2.9
3.3
4.5
7.4
2.3
5.1
Q2 FY19
Q2 FY20
Q2 FY21
PF Q2 FY22

	Q2 FY21	Q2 FY22	*YoY*	*PF YoY*	H1 FY21	H1 FY22	*YoY*	*PF YoY*
Total Visits (M)	61.9	78.9	+28%	(25%)	126.3	163.5	+29%	(26%)
Net Orders (M)	1.4	2.2	+55%	(13%)	2.9	4.6	+59%	(13%)
Net AOV (€)	106.4	101.7	(4%)	(3%)	102.4	99.4	(3%)	(3%)

Recently closed acquisitions meaningfully **augment scale** of SSU platform to **7.4M active customers (+62% YoY)**

Decline in pro forma organic traffic due to supply constraints and lapping spikes due to COVID-19 driven lockdowns

Targeted marketing spend resulted in **+37 bps conversion** PF YoY growth

Strong PF growth vs pre-Covid (Q2 FY19) of conversion (+89 bps), net orders (+25%), net AOV (+5%) and active customers (+35%), despite lower traffic due to Brexit impact on WCRC (-16%)[1]

Lower Q2 FY22 net AOV due to lower full-bike contribution

Source: Company information.
Note: Pro forma metrics include the impact of Midwest Sports, WiggleCRC and Tennis Express acquisitions assuming ownership for the entire period. For historical comparison of PF metrics, please see Appendix
(1) Legacy SSU growth vs Q2 FY19: visits at +24%, conversion at +85 bps, net orders at +82%, net AOV at +5%, active customers at +85%.

SIGNA SPORTS UNITED
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Q2 FY22 FINANCIAL PERFORMANCE

NET REVENUE

(M)



+20.1%
Q2 FY20 YoY Growth
+47.1%
Q2 FY21 YoY Growth
+47.5%
Q2 FY22 YoY Growth
+36.0%
Q2 FY22 PF 3-year vs Q2 FY19
€103
€124
€182
€269
Q2 FY19
Q2 FY20
Q2 FY21
Q2 FY22



+20.5%
H1 FY20 YoY Growth
+45.8%
H1 FY21 YoY Growth
+28.6%
H1 FY22 YoY Growth
+35.0%
H1 FY22 PF 3-year vs H1 FY19
€213
€257
€374
€481
H1 FY19
H1 FY20
H1 FY21
H1 FY22

	Q2 FY21	Q2 FY22	*YoY*	*PF YoY*	H1 FY21	H1 FY22	*YoY*	*PF YoY*
Net Revenue (€M)	182.2	268.7	+48%	(12%)	374.4	481.4	+29%	(11%)
Gross Profit (€M)	71.5	97.7	+37%	(18%)	143.2	176.6	+23%	(14%)
Gross Profit Margin	39.3%	36.3%	(292)bps	(276)bps	38.2%	36.7%	(156)bps	(119)bps
Adj. EBITDA (€M)	3.8	(17.0)	NM	NM	13.4	(28.7)	NM	NM
Adj. EBITDA Margin	2.1%	(6.3%)	NM	NM	3.6%	(6.0%)	NM	NM

Recent acquisitions offer **significant additional scale:** net revenue **reported growth in Q2 FY22 of +48%**, aided by WCRC contribution

Net revenue PF yoy decline affected by supply constraints in full-bike and softening consumer sentiment in current context; **Tennis at +33% yoy organic growth**

Net revenue vs pre-Covid of +36% on a PF basis (vs Q2 FY19), supported by active lifestyle, mobility and digitalisation megatrends

Consumer sentiment and inventory shortages requiring heightened promotional activity, weighing on short-term Gross margin

Adj EBITDA margin compression in Q2 FY22 due to full-bike/e-bike availability, continued investment across strategic projects and cost inflation

Note: Pro forma metrics include the impact of Midwest Sports, WiggleCRC and Tennis Express acquisitions assuming ownership for the entire period.
Metrics are presented on a Non-GAAP basis. Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortisation adjusted for acquisition related charges, reorganisation and restructuring costs, consulting fees, share-based compensation and other items not directly related to current operations. For reconciliation to nearest IFRS financial metrics, see Appendix.

SIGNA SPORTS UNITED
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Outlook 01.  Business update 02. Financial performance 03. Outlook 04. APPENDIX

FY22 GUIDANCE CONFIRMATION

FY22 REVENUE GUIDANCE

NET REVENUE

(M)


€872
€1,362
€1,250 - €1,400
FY21A
PF FY21
PF FY22E

FY22 ADJ. EBITDA GUIDANCE

- The Company anticipates **FY22 adjusted EBITDA margin to be in a (3.0) - 0.0% range**
- Updated Adj. EBITDA margin guidance due to continued investments and elevated marketing and promotional activity to drive traffic and conversion, inflationary pressures on the cost structure particularly across logistics
- Benefits of diverse cost measures will start accruing in FY23

MARKET / BUSINESS UPDATE

- Favourable structural megatrends remain, double-digit top line growth expected to return when pressures ease
- Short-term challenges remain relating to consumer demand against inflationary backdrop, COVID-19 and geopolitical developments
- **Focus on execution, emerge stronger positioned, dislocation creates opportunity;** continue investing in operational efficiency, consolidating leadership position, M&A opportunities and strategic projects

Note: Financials pro forma for WiggleCRC, Midwest Sports and Tennis Express transactions assuming a full fiscal year of ownership.

SIGNA SPORTS UNITED
12

INVESTING FOR SUSTAINABLE LONG-TERM GROWTH: EXECUTION ON TRACK

OPERATIONAL EXCELLENCE

Operating platform
- Further localise fulfilment network
- Migrate acquired assets to standardised tech platform
- Expand omnichannel approach (flagship stores, connected retail)

M&A synergy
- Strategy and market alignment in bike and outdoor businesses
- Realising Tennis U.S. synergies
- Pool and align purchasing
- Cross-sell owned brands
- Leverage acquired fulfilment infrastructure

STRATEGIC INVESTMENTS

Owned brands
- Leverage retail assets to grow existing brands
- Develop new brands to improve assortment quality

U.S. expansion
- Scale team and identify logistics partner
- Distribute and sell owned brands DTC H1 FY23
- Online retail H2 FY23

New business models
- Retail media sales; scale team, activate shops, boost daily spend rates
- Marketplace MVP Q4 FY22, broader go-live H1 FY23



SIGNA SPORTS UNITED 13

CONFIRMING LONG-TERM TARGET FINANCIAL MODEL

FINANCIAL TARGETS OVERVIEW

	PF FY21[(1)]	LONG-TERM	GROWTH DRIVERS
E-commerce			
Gross Margin	38.9%	37 – 39%	✓ Dynamic pricing ✓ Improving wholesale economics ✓ Owned brand share
Personnel	(10.1%)	(8) – (10) %	✓ Increased automation
Logistics	(10.3%)	(8) - (9)%	✓ Logistics efficiencies
Marketing	(7.0%)	(5) – (6) %	✓ Growing repeat share
IT / Other	(6.2%)	(4) – (6) %	
E-Commerce Adj. EBITDA[(2)]	**5.4%**	**8 – 10%**	✓ Close to target in core markets today
Platform Adj. EBITDA[(3)]		**30+%**	✓ Advertising and 3P Models
Group Adj. EBITDA	**5.4%**	**12 – 15%**	✓ Platform target 15% of Net Revenues
Capital Intensity[(4)]	**2.7%**	**<3%**	✓ Scale fulfilment capacity

Source: Company Information.
Note: Metrics are presented on a Non-GAAP basis. Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortisation adjusted for acquisition related charges, reorganisation and restructuring costs, consulting fees, share-based compensation and other items not directly related to current operations. Cost breakdown subject to preliminary cost mapping of acquired businesses. (1) Pro forma for WCRC, Midwest Sports and Tennis Express acquisitions. WCRC closed concurrently with the de-SPAC transaction on 14-Dec-21. Tennis Express acquisition closed on 31-Dec-21. (2) Own e-commerce business. (3) Platform includes RMS and Marketplace businesses. (4) Capital Intensity defined as Capex as a % of Net Revenue.

SIGNA SPORTS UNITED
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SSU upcoming investor conferences SIGNA SPORTS UNITED Barclays European Internet & Emerging Tech Conference June 10, 2022 Virtual Credit Suisse Mobility Forum June 21, 2022 Virtual Jefferies Global Consumer Conference June 21, 2022 Nantucket, MA

APPENDIX 01.  Business Update 02. Financial Performance 03. Outlook 04. APPENDIX

Key performance indicators SIGNA SPORTS UNITED Source: Company information. Note: SSU (Reported View) excludes the impact of WiggleCRC, Tennis Express acquisitions until Q2 FY22. Midwest Sports included from 09-May-2021. Pro Forma SSU includes full-year impact of WiggleCRC, Midwest Sports, and Tennis Express acquisitions.

Reconciliation of Adjusted EBITDA SIGNA SPORTS UNITED Note: All metrics exclude the impact of Tennis Express and WiggleCRC acquisitions. Midwest Sports contribution included from 01-May-21.

SSU FINANCIAL POSITION AS OF Q2 FY22 SIGNA SPORTS UNITED CAP TABLE(1) Source: Company information. Note: For further information on terms of warrants, see page 182 of SEC filing. (1): Excludes 51.0M earnout shares issuable to SISH upon meeting certain share price targets. Earnout shares are split into six equal tranches of 8.5M shares issuable at SSU common stock share prices of $12.50, $15.00, $17.50, $20.00, $22.50, and $25.00. Assumes the options granted to Stephan Zoll under the option agreement have been exercised for 1,293,200 Ordinary Shares and the shares to be granted as management equity consideration of 869,436 Ordinary Shares have been issued (see F-1 filing as of 13 May 2022). (2): The Company has entered into a EUR50M revolving credit facility with SIGNA Holding GmbH an affiliate of its largest shareholder SIGNA International Sports Holdings GmbH. SIGNA Holding GmbH has also committed to provide the Company a further EUR50M in FY2023 should the Company require it. The credit facility will be utilised to fund general corporate purposes including working capital and Capex (see 3 May 2022 press release). LIQUIDITY POSITION

Defined Terms SIGNA SPORTS UNITED

THANK YOU SSU Investor Relations https://investor.signa-sportsunited.com SSU Investors Contact Alima Levy a.levy@signa-sportsunited.com +49 174 7304938 SIGNA SPORTS UNITED